May 17, 2013

Mara L. Ransom
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	HD Supply Holdings, Inc.
Registration Statement on Form S-1
Filed April 12, 2013
File No. 333-187872

Dear Ms. Ransom:

This letter sets forth the responses of HD Supply Holdings, Inc. (the “Registrant”) to the comments contained in your letter, dated May 10, 2013, relating to the Registration Statement on Form S-1 File No. 333-187872, filed on April 12, 2013 (the “Registration Statement”).  The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

The Registrant is submitting, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  Enclosed with the paper copy of this letter are four copies of a clean version of Amendment No. 1, as well as four copies of a blacklined version of Amendment No. 1, marked to show changes from the Registration Statement filed on April 12, 2013.  Page references in the responses below are to Amendment No. 1.

The Registrant is also supplementally providing the Staff with certain information as Attachment A with the paper copy of this letter.  The Registrant requests, pursuant to Rule 418(b) promulgated under the Securities Act of 1933, as amended (“Rule 418(b)”), that the Staff return Attachment A to the Registrant in the prepaid envelope included herein once the Staff has completed its review.  The Registrant requests that such information be treated confidentially, pursuant to Regulation 200.83 of the U.S. Securities and Exchange Commission (17 C.F.R. §200.83).

General

1.             Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please provide all information required with respect to the offering price range, underwriting discounts and the number of shares. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank, such as portions of your capitalization and dilution tables, are completed.

In response to the Staff’s comment, the Registrant undertakes to provide in a future amendment to the Registration Statement that precedes the launch of the road show for the offering, all information in the Registration Statement that the Registrant is not entitled to omit under Rule 430A, including all information required with respect to the offering price range, underwriting discounts and the number of shares. The Registrant acknowledges the Staff’s comment that it will require a sufficient amount of time to review the complete disclosure and for the Registrant to respond to any comments that may result from the Staff’s review.

2.             All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

The Registrant acknowledges the Staff’s comment that all exhibits are subject to the Staff’s review, and the Registrant will file any remaining required exhibits with subsequent amendments. The Registrant acknowledges the Staff’s comment that it will need adequate time to review these materials.

To facilitate the Staff’s review, the Registrant is providing with the paper copy of this letter a draft of our opinion as to the legality of the securities being registered, which the Registrant intends to file in a future amendment to the Registration Statement once the offering size has been determined.

3.             Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering, and has no objections.

In response to the Staff’s comment, the Registrant will arrange to have FINRA call the Staff or provide the Staff with a letter indicating that FINRA has completed its review, including its review regarding the underwriting compensation terms and arrangements, prior to the effectiveness of the Registration Statement.

Special Note Regarding Forward-Looking Statements and Information, page ii

4.             We note your statement that “[t]hese forward-looking statements include all matters that are not historical facts.” This statement appears overly broad, as your prospectus contains many statements relating to present facts and conditions which do not constitute forward-looking statements. Please revise.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure accordingly.

Prospectus Summary, page 1

Our Company, page 1

5.             We note your statement that “[w]e estimate that the aggregate size of our currently addressable markets is approximately $110 billion annually.” Please revise to clarify what you mean by the term “currently addressable markets.” Please also clarify the extent to which you would need to expand operations to reach what you defined as the “currently addressable markets.”

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure to clarify the term “currently addressable markets.”  The Registrant respectfully submits that this amount represents the total dollars spent in the markets in which the Registrant currently offers its products.  Accordingly, the Registrant believes that it would not be required to expand its operations to reach its currently addressable markets.  Consequently, the Registrant has not added disclosure concerning the extent to which it would need to expand operations to reach its currently addressable markets.  The Registrant notes that to the extent it is able to materially further penetrate these markets, additional infrastructure may be required to support its sales growth.

Additionally, the Registrant is supplementally providing support as Attachment A.  The supplemental materials included as Attachment A are being transmitted with the paper copy of this letter.  The Registrant requests pursuant to Rule 418(b), that the Staff return to it the materials included as Attachment A once the Staff has completed its review.

6.             Please also include the increase in net loss for the fiscal year ended February 3, 2013, as compared to the fiscal year ended January 29, 2012, with a view to balancing the disclosure regarding your net losses with that of your net sales and Adjusted EBITDA.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure accordingly.

7.             Please provide us with support for your statements in the third paragraph on page 1 that you have a “competitive advantage” and “best-in-class technology,” or revise such assertions. Please also provide the basis for your statement on page 5 that you have a “leadership position” in the Maintenance, Repair & Operations sector, or revise.

In response to the Staff’s comment, the Registrant is supplementally providing as Attachment A, the factual support for the statements that it has a “competitive advantage” and a “leadership position” in the Maintenance, Repair & Operations sector.  The support is marked to indicate the portions that substantiate the Registrant’s disclosure in the Registration Statement.

The supplemental materials included as Attachment A are being transmitted with the paper copy of this letter.  The Registrant requests pursuant to Rule 418(b), that the Staff return to it the materials included as Attachment A once the Staff has completed its review.

In addition, the Registrant has deleted the reference to “best-in-class” with respect to its technology.

8.             We note your statement that you “believe [y]our company is well-positioned to continue to grow in excess of the markets in which [you] operate.” Please provide additional disclosure in the prospectus about the way(s) in which you plan to grow beyond the markets in which you currently operate, including whether you plan to grow geographically, enter into new product or service markets, or both.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure to clarify the Registrant’s view that it is well-positioned to grow its revenues at a growth rate in excess of the growth rate of the markets in which it operates.  The Registrant respectfully notes that the ways it plans to continue to achieve this growth are noted in “Our Strengths” and “Our Strategy” in the “Business” section.

Summary of Reportable Segments, page 2

9.             Please provide additional disclosure regarding the basis for management’s belief regarding the estimated market positions disclosed on page 3. This comment also applies to your disclosure on page 88.

In response to the Staff’s comment, the Registrant has provided additional disclosure.

Additionally, the Registrant is supplementally providing support as Attachment A.  The supplemental materials included as Attachment A are being transmitted with the paper copy of this letter.  The Registrant requests pursuant to Rule 418(b), that the Staff return to it the materials included as Attachment A once the Staff has completed its review.

Our Strengths, page 6

10.          Please revise this section and the “Our Strategy” section beginning on page 9 to minimize or eliminate duplicative disclosures, and to ensure that the disclosure regarding your strengths and strategies is appropriately balanced with disclosure regarding the risks you face. In this regard, we note that the length of the “Our Strengths” and “Our Strategy” sections is much greater than the “Summary of Risk Factors” section. Please refer to Item 503(a) of Regulation S-K.

In response to the Staff’s comment, the Registrant has revised the disclosure under “Our Stengths” accordingly.  Additionally, in response to the Staff’s comment, the Registrant has revised its disclosure under “Summary of Risk Factors.”  The Registrant respectfully submits that in addition to the enhanced disclosure, the risks facing the Registrant are also discussed in detail under “Risk Factors.”  The Registrant notes that HD Supply is a large and complex business and that therefore the length of the disclosure under the “Our Strengths” and “Our Strategy” sections is commensurate with the Registrant’s complexity.  Accordingly, the Registrant believes that the disclosure provided under “Prospectus Summary,” including “Summary of Risk Factors,” when read in the context of the extensive disclosure in “Risk Factors,” is appropriately balanced with respect to content and presentation.

Proven Results, page 8

11.          Please provide additional detail regarding the basis for management’s estimates of market growth as illustrated in the first chart on this page. Please also clarify the way in which management has defined each “addressable market.” This comment also applies to your disclosure on page 91.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure accordingly.

Additionally, the Registrant is supplementally providing support as Attachment A.  The supplemental materials included as Attachment A are being transmitted with the paper copy of this letter.  The Registrant requests pursuant to Rule 418(b), that the Staff return to it the materials included as Attachment A once the Staff has completed its review.

Ownership and Corporate Information, page 10

12.          Please provide a chart depicting your organizational and ownership structure following the offering.

In response to the Staff’s comment, the Registrant added a chart depicting its organizational and ownership structure following the offering under “Prospectus Summary—Ownership and Corporate Information.”

13.          Please disclose in this section or under a separate heading in “Summary” any payments, compensation, or the value of any equity that each of your Equity Holders, directors or executive officers received or will receive in connection with the offering, including from:

•                                          dividends on your common stock;

•                                          equity awards granted or vested in connection with the offering; and

•                                          any proceeds of this offering.

In response to the Staff’s comment, the Registrant revised its disclosure under “Equity Sponsor Overview” and “The Offering”.

Equity Sponsor Overview, page 10

14.          Please briefly describe the way in which your Equity Sponsors acquired their equity ownership in you. Please also disclose that your Equity Sponsors are entitled to elect 9 out of 10 members of your board of directors, as you disclose on pages 39, 103, and elsewhere in your prospectus.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure accordingly.

15.          Please also disclose that your Equity Sponsors may acquire or hold interest in businesses that compete directly with you, or may pursue acquisition opportunities which are complimentary to your business, making such an acquisition unavailable to you.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure accordingly.

Summary Consolidated Financial and Operating Data, page 13

16.          Where you present pro forma as adjusted Interest expense and pro forma as adjusted Adjusted net income (loss) giving effect to the use of proceeds from this offering, please also present pro forma as adjusted Adjusted net income (loss) per share data giving effect to the number of shares to be issued in connection with the offering whose proceeds will be used to repay debt. Please also provide accompanying disclosure to show how pro forma per share amounts were determined.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure accordingly to add pro forma as adjusted Adjusted net income (loss) per share data giving effect to the number of shares to be issued in connection with the offering whose proceeds will be used to repay debt.  The Registrant will provide accompanying disclosure showing how pro forma per share amounts were determined in a future amendment to the Registration Statement once the amounts are known.

17.          Please revise note (2) to the table to disclose the amount of current maturities of debt excluded from total debt. Please also add a note to the table to clarify that total assets are presented inclusive of cash equivalents restricted for debt redemption, whereas total debt is presented exclusive of current maturities of debt.

In response to the Staff’s comment, the Registrant has added disclosure under note (2) and note (3) to the table.

18.          It appears Adjusted working capital is a non-GAAP measure. As such, please revise note (3) to the table to provide all the disclosures required by Item 10(e)(1)(i) of Regulation S¬K with respect to this measure. Explain why unrestricted cash is excluded from current assets for purposes of computing this measure. Please also disclose whether and how this measure is used by management.

In response to the Staff’s comment, the Registrant has added disclosure under note (5) to the table.

19.          Please ensure notes (7) and (8) to the table show in a reasonable amount of detail how you computed each pro forma and pro forma as adjusted amount. In this regard, a pro forma presentation in accordance with Rule 11-01(a)(8) of Regulation S-X may be appropriate.

In response to the Staff’s comment, the Registrant has added disclosure under note (9) to the table.

20.          Please revise note (8) to quantify the one-time expenses that will be recorded upon consummating the offering and using the proceeds to repay debt but are excluded from the pro forma as adjusted data; e.g., any prepayment penalties and/or make whole provisions that will be incurred in connection with the repayment of debt and the fee you expect to pay the Equity Sponsors to terminate the consulting agreements.

In response to the Staff’s comment, the Registrant has revised the disclosure under note (10) accordingly.

21.          Please make conforming revisions, as applicable, to your disclosures under Selected Consolidated Financial Data.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure accordingly.

Risk Factors, page 16

Risks Relating to Our Business, page 16

We may be unable to achieve or maintain profitability, page 18

22.          We note that you have set goals to “improve [y]our profitability” and that you disclose in this risk factor your net losses in fiscal 2012 and 2011. Please also disclose in this section your net losses in fiscal 2010, as it appears from the Statement of Operations on page F-3 that you also had a net loss in fiscal 2010. Please also revise this risk factor to clarify your reference to improving profitability, as it does not appear that you were profitable in any of the last 3 fiscal years.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure accordingly.

Risks Relating to our Indebtedness, page 34

We have substantial debt and may incur substantial additional debt, page 34

23.          Please quantify in this risk factor the amount of interest expense incurred in fiscal 2012, with a view to providing investors with additional detail regarding the impact of your indebtedness on your operating cash flows.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure accordingly.

Risks Relating to Our Common Stock and This Offering, page 37

A few significant stockholders control the direction of our business, page 39

24.          We note your statement on page 42 that “[t]he interests of the Equity Sponsors may not always coincide with the interest of the other holders of our common stock.” Please describe the way(s) in which the interests of the Equity Sponsors may not align with the interests of the public shareholders.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure accordingly. Additionally, the Registrant respectfully submits that under “Risk Factors—Risks Relating to Our Common Stock and This Offering—We expect to be a ‘controlled company’ within the meaning of the Nasdaq Stock Market rules and, as a result, we will qualify for, and currently intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements,” in addition to the added disclosure, it is also noted that the concentrated holdings of funds affiliated with the Equity Sponsors may result in a delay or the deterrence of possible changes in control, which may reduce the market price of our common stock.

Use of Proceeds, page 43

25.          Please specify which debts you intend to repay with proceeds of the offering, the order of repayment and the approximate amount of proceeds intended to be used for repayment of each note or loan. Please also disclose the interest rate and maturity date of such indebtedness and quantify any call premiums or make-whole provisions. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness, other than short-term borrowings used for working capital. Refer to Item 504 of Regulation S-K.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure accordingly.

26.          We note your disclosure on page 123 under Consulting Agreements that you may pay to the Equity Sponsors an aggregate fee equal to a specified percentage of the transaction value of certain types of transactions that you complete. If you expect to pay the Equity Sponsors such a fee in connection with this offering, please disclose this information including the expected amount of the fee under Use of Proceeds. Please also disclose such information on page 12 where you summarize the terms of the offering. Please include as a use of proceeds the expected termination fee that will occur upon consummation of this offering and cancellation of the consulting agreement.

The Registrant respectfully advises the Staff that based on the expected size of the offering the termination fee will be paid out of cash on hand and only the debt repayment will be made out of the proceeds of the offering; however, if the size of the offering is increased, the termination fee may be paid out of the proceeds of the offering, and the Registrant will revise the corresponding disclosure accordingly.  In response to the Staff’s comment, the Registrant has disclosed the fees payable to the Equity Sponsors under the consulting agreements in connection with this offering under “Prospectus Summary—Ownership and Corporate Information—Equity Sponsor Overview,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Certain Relationship and Related Party Transactions.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page  52

Key Business Metrics, page 54

Cash interest expense, page 55

27.          In light of your disclosure that the financial metric cash interest expense is useful for analyzing the cash flow needs and debt service requirements of the Company, please tell us your consideration of also disclosing under this heading: a) a reconciliation from cash interest expense to cash paid for interest (included as supplemental cash flow information on page F-46); and b) cash payments for debt issuance and modification fees including original issue discounts and cash payments for PIK interest in connection with extinguishments of debt.

In response to the Staff’s comment, the Registrant has added the suggested disclosures.

28.          Please reconcile for us PIK interest in the reconciliation of interest expense to cash interest expense to PIK interest as disclosed on page F-46 under Significant Non-Cash Transactions.

In response to the Staff’s comment, the Registrant has provided to the Staff the table below in support of the reconciliation of PIK interest in the reconciliation of interest expense to cash interest expense to PIK interest as disclosed on page F-47 under Significant Non-Cash Transactions, marked to identify the portions that support the Registrant’s disclosure.

Column A of the table below shows the roll-forward of the long-term accrued interest account for PIK interest, including both accrued expense and PIK payments.

The reconciliation of interest expense to cash interest expense on page 60 includes an adjustment to remove the PIK interest expense recorded on an accrual basis from total interest expense as reported in our income statement. Column B of the table below summarizes this PIK interest expense by year and agrees to the disclosures in the cash interest expense reconciliation table.

The disclosure on page F-47 under Significant Non-Cash Transactions discloses the amounts of the semi-annual PIK payments, which increase the balance of the related outstanding indebtedness rather than being paid in cash.  Column C of the table below summarizes these non-cash PIK payments by year and agrees to the disclosure on page F-47.

	A Long Term Accrued Interest	B PIK interest expense in P&L	C Non-cash PIK capitalization
Issuance of 13.5% Senior Subordinated Notes in August 2007
Fiscal 2007 PIK interest expense	75,075,000	75,075,000
Total Fiscal 2007	75,075,000	75,075,000	—
Fiscal 2008 PIK interest expense Feb	13,162,500	13,162,500
PIK Payment/Capitalization Mar 2008	(88,237,500)		(88,237,500)
Fiscal 2008 PIK interest expense Mar-Aug	93,706,031	93,706,031
PIK Payment/Capitalization Sept 2008	(93,706,031)		(93,706,031)
Fiscal 2008 PIK interest expense Sep-Jan	85,026,510	85,026,510
Total Fiscal 2008	85,026,510	191,895,041	(181,943,531)
Repurchase in open market	(15,504,706)
Fiscal 2009 PIK interest expense Feb	13,492,075	13,492,075
PIK Payment/Capitalization Mar 2009	(83,013,880)		(83,013,880)
Fiscal 2009 PIK interest expense Mar-Aug	88,617,244	88,617,244
PIK Payment/Capitalization Sept 2009	(88,617,244)		(88,617,244)
Fiscal 2009 PIK interest expense Sep-Jan	79,883,523	79,883,523
Total Fiscal 2009	79,883,523	181,992,843	(171,631,124)
Fiscal 2010 PIK interest expense Feb	14,715,385	14,715,385
PIK Payment/Capitalization Mar 2010	(94,598,908)		(94,598,908)
Fiscal 2010 PIK interest expense Mar-Aug	100,984,335	100,984,335
PIK Payment/Capitalization Sept 2010	(100,984,335)		(100,984,335)
Fiscal 2010 PIK interest expense Sep-Jan	90,432,875	90,432,875
Total Fiscal 2010	90,432,875	206,132,595	(195,583,243)

Fiscal 2011 PIK interest expense Feb	17,367,903	17,367,903
PIK Payment/Capitalization Mar 2011	(107,800,778)		(107,800,778)
Fiscal 2011 PIK interest expense Mar-Aug	115,077,330	115,077,330
PIK Payment/Capitalization Sept 2011	(115,077,330)		(115,077,330)
Total Fiscal 2011	—	132,445,233	(222,878,108)
Beginning in September 2011, the 13.5% Senior Subordinated Notes were no longer paid in kind
Issuance of 14.875% Senior Notes in April 2012
Fiscal 2012 PIK interest expense Apr-Sep	56,302,027	56,302,027
PIK Payment/Capitalization Oct 2012	(56,302,027)		(56,302,027)
Fiscal 2012 PIK interest expense Oct-Jan	36,629,745	36,629,745
Early redemption - cash payment	(36,629,745)
Total Fiscal 2012	— (1)	92,931,772	(56,302,027)

(1) - Noted in footnote (a) to cash interest chart that the $93 million was paid in cash at the time of early redemption in January 2013.

Results of Operations by Reportable Segment, page 65

29.          Please revise to quantify, to the extent practicable, the factors you cite as impacting your results of operations for each reportable segment. For example, please quantify the factors attributable to your increase in net sales and increase in Adjusted EBITDA within the Facilities Maintenance segment.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure accordingly.

Facilities Maintenance, page 65

Fiscal 2012 compared to Fiscal 2011, page 66

30.          We note that your Net sales growth was “primarily due to new initiatives in the multifamily, hospitality, and healthcare markets.” Please provide additional disclosure about the new initiatives to which you refer. To the extent that the increase in Net sales represents a known trend that will have or is reasonably likely to have a material impact on your financial condition, operating performance, revenues or income, please discuss any such trend. Please refer to Item 303(a)(3)(ii) of Regulation S-K.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure accordingly.

Waterworks, page 67

Fiscal 2012 Compared to Fiscal 2011, page 67

Net sales, page 67

31.          Please revise your disclosure regarding the impact of the Water Products and RAMSCO acquisitions to quantify the impact of such acquisitions on the increase in Net sales.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure accordingly.

Critical Accounting Policies, page 77

Stock-Based Compensation, page 80

32.          Please tell us your consideration of expanding your disclosures to provide the following:

•                                          A description of the methods and assumptions used in estimating the fair value of the underlying stock and the instruments granted;

•                                          A table disclosing the number of instruments granted, exercise price, fair value of the underlying stock, and fair value of the instruments granted for the twelve-month period preceding the most recent balance sheet date;

•                                          Narrative disclosures that describe the factors contributing to significant changes in the fair values of the underlying stock during the twelve-month period preceding the most recent balance sheet date, including disclosures which relate those factors to changes in assumptions;

•                                          If significant grants and/or changes in fair value occur after the most recent annual or interim period presented in the filing and prior to the initial public offering or the estimated IPO price differs significantly from the most recent fair value determined, the disclosures requested in the first three bullet points above through the date of the initial public offering.

In response to the Staff’s comment, the Registrant has expanded its disclosure to provide the information requested by the Staff in the first three bullet points above.  The Registrant acknowledges the Staff’s comment in the fourth bullet point, and to the extent significant grants and/or changes in fair value occur after the most recent annual or interim period presented in the Registration Statement and prior to the initial public offering or the estimated IPO price differs significantly from the most recent fair value determined, the Registrant will provide an update to such disclosure in a future amendment to the Registration Statement.

Security Ownership of Certain Beneficial Owners and Management, page 119

33.          Please disclose by footnote or otherwise the natural person(s) with voting or investment control over the shares held by the entities listed in the beneficial ownership table. Refer by analogy to Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

In response to the Staff’s comment, the Registrant respectfully notes that it has already provided the requested disclosure with respect to Bain Capital Integral Investors and has revised the corresponding disclosure accordingly for the other applicable beneficial owners.

Certain Relationships and Related Transactions, page 123

Transactions with Other Related Parties, page 125

34.          Please disclose all of the information required by Item 404(a) with respect to the transactions to which you refer in this section.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure and respectfully submits that the transactions described under “Transactions with Other Related Parties” are entered into in the ordinary course of business at market rates and on an arm’s length basis. As such, these transactions are akin to the transactions excepted by Instruction 7 to Item 404(a) for which disclosure need not be provided.

Description of Capital Stock, page 126

35.          We note your disclosure on page 130 that your amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for certain proceedings. Please also disclose that although you have included an exclusive forum provision in your amended and restated certificate of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure accordingly.

Consolidated Financial Statements, page F-1  Note 6. Debt, page F-19

36.          In light of the various covenants in your debt agreements which limit the ability of HDS and its subsidiaries to pay dividends, make other intercompany transfers, and/or otherwise transfer assets, please tell us your consideration of the applicability of the disclosure requirement in Rule 4-08(e)(3)(ii) of Regulation S-X.

In response to the Staff’s comment, the Registrant has added additional disclosure and Schedule I to satisfy the disclosure requirement in Rule 4-08(e)(3)(ii) of Regulation S-X.

37.          We note your disclosure that the subsidiary guarantees of the various debt issued by HDS are subject to release under customary circumstances as stipulated in the various debt agreements. Please revise your disclosure to describe the circumstances under which the guarantees are subject to release. Please also provide these disclosures in future filings of HDS.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure throughout Note 6—Debt to describe the circumstances under which the guarantees are subject to release and acknowledges that it will provide these disclosures in future filings of the Registrant’s wholly-owned subsidiary, HDS.

38.          Based on your disclosures in Form S-4/A filed January 31, 2013, we note that the Indentures and applicable collateral documents for your First and Second Priority Notes provide that any capital stock and other securities of any of your subsidiaries will be excluded from the collateral for these notes to the extent the pledge of such capital stock or other securities to secure the notes would cause such subsidiary to be required to file separate financial statements with the SEC pursuant to Rule 3-16 of Regulation S-X. Please disclose this information in the notes to your financial statements. Please also disclose this information in future filings on Form 10-K of HDS.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure accordingly.  The Registrant’s wholly-owned subsidiary, HDS, will disclose this information in future filings on Form 10-K.

Information Not Required in Prospectus, page II-1  Item 17.

Undertakings, page II-1

39.          Please provide the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

In response to the Staff’s comment, the Registrant has revised its disclosure to include the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.  The Registrant notes that the undertaking specified in Item 512(a)(5)(ii) of Regulation S-K does not apply to the offering as the form of prospectus included in the Registration Statement at the time the Registration Statement is declared effective will omit only the information permitted to be omitted by Rule 430A of the Securities Act.  As a result, the Registrant does not believe that the offering contemplated by the Registration Statement will be subject to Rule 430C (but instead will rely upon Rule 430A) and the undertaking specified in Item 512(a)(5)(ii) of Regulation S-K is required pursuant to Rule 430C(d) only with respect to offerings subject to Rule 430C of the Securities Act.  The Registrant also respectfully notes that the undertaking specified in Item 512(a)(6) does not apply to the offering because the securities being registered pursuant to the Registration Statement are not being registered under Rule 415 under the Securities Act and the Item 512(a) undertakings are required only if securities are being registered pursuant to Rule 415 under the Securities Act (or, in the case of the Item 512(a)(5)(ii) undertaking, offerings subject to Rule 430C).

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6036.

Regards,

/s/ Steven J. Slutzky

Steven J. Slutzky

cc:	Lilyanna L. Peyser
Lisa Kohl

Securities and Exchange Commission
Ricardo Nunez, Esq.
HD Supply Holdings, Inc.

Enclosures